UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ev3 INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COV DELAWARE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A200

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

3b Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,767,357,665	$197,313

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $22.50, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of ev3 Inc. (“ev3”) as of June 7, 2010 which consists of 114,792,961 Shares issued and outstanding (including 1,896,889 restricted Shares subject to vesting), 7,984,262 in-the-money options to purchase Shares and 216,451 Shares underlying restricted stock units.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2010 issued by the Securities and Exchange Commission. Such fee equals .00713% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$197,313
Form or Registration No.:	Schedule TO-T
Filing Party:	COV Delaware Corporation
Date Filed:	June 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on July 12, 2010, amends and supplements the Tender Offer Statement on Schedule TO filed on June 11, 2010 (the “Schedule TO”), and relates to a tender offer by COV Delaware Corporation, a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of ev3 Inc., a Delaware corporation (the “Company”), at a purchase price of $22.50 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated June 11, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of this Schedule TO are hereby amended and supplemented by adding the following:

The Offer expired at 12:00 midnight (New York City time) at the end of July 9, 2010. The Depositary for the Offer has advised Parent and the Offeror that as of 12:00 midnight (New York City time) at the end of July 9, 2010, approximately 100,814,535 Shares had been validly tendered and not withdrawn from the Offer, representing a total of 87.68% of the 114,980,104 outstanding Shares as of July 9, 2010. Additionally, the Depositary has advised Parent and the Offeror that an additional 4,246,384 Shares had been tendered by notice of guaranteed delivery. The Offeror has accepted for payment all Shares validly tendered in the Offer (but not including any Shares tendered by notice of guaranteed delivery).

Pursuant to the terms of the Merger Agreement, the Offeror has exercised its option to purchase directly from the Company an additional number of Shares sufficient to give the Offeror ownership of at least 90% of the Company’s then outstanding Shares, when combined with the Shares purchased by the Offeror in the Offer. On July 12, 2010, the Offeror purchased an additional 26,675,587 Shares from the Company at a purchase price of $22.50 per Share, which together with the Shares purchased in the Offer (but not including any Shares tendered by notice of guaranteed delivery), represented at least 90% of outstanding Shares.

Pursuant to the terms of the Merger Agreement, the Offeror merged with and into the Company through a short form merger under Delaware law, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by Parent or Offeror or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive $22.50 in cash per outstanding Share, without interest, less any applicable withholding taxes.

On July 12, 2010, Covidien plc, the parent company of Parent and the Offeror, issued two press releases announcing the completion of the Offer and the Merger, respectively. The full text of the press releases are attached as Exhibit (a)(5)(G) and Exhibit (a)(5)(H) and are incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Memorandum of Understanding, dated July 2, 2010, among the parties to the Court Actions (as defined above).*

(a)(5)(G)	Press Release issued by Covidien plc, dated July 12, 2010.

(a)(5)(H)	Press Release issued by Covidien plc, dated July 12, 2010.

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(d)(6)	Amendment No. 1, July 6, 2010, to Agreement and Plan of Merger, by and among Covidien Group S.a.r.l., COV Delaware Corporation and ev3 Inc.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIDIEN GROUP S.A.R.L.

Dated: July 12, 2010	By:	/s/ Michelangelo F. Stefani
	Name:	Michelangelo F. Stefani
	Title:	General Manager

COV DELAWARE CORPORATION

Dated: July 12, 2010	By:	/s/ John W. Kapples
	Name:	John W. Kapples
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Memorandum of Understanding, dated July 2, 2010, among the parties to the Court Actions (as defined above).*

(a)(5)(G)	Press Release issued by Covidien plc, dated July 12, 2010.

(a)(5)(H)	Press Release issued by Covidien plc, dated July 12, 2010.

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A., Covidien Ltd. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(d)(6)	Amendment No. 1, July 6, 2010, to Agreement and Plan of Merger, by and among Covidien Group S.a.r.l., COV Delaware Corporation and ev3 Inc.*

(g)	None.

(h)	None.

*	Previously filed.